                                              FILED BY: INTEGRA BANK CORPORATION
                                       PURSUANT TO RULE 425 UNDER THE SECURITIES
                                                    ACT OF 1933 AND DEEMED FILED
                                                         PURSUANT TO RULE 14a-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                                      SUBJECT COMPANY: PEOPLES COMMUNITY BANCORP
                               COMMISSION FILE NUMBER OF FILING COMPANY: 0-13585


--------------------------------------------------------------------------------
MERGER QUESTIONS & ANSWERS                  ISSUE #1 -- 10.2007
--------------------------------------------------------------------------------

THE PURPOSE OF THIS COMMUNICATION IS TO PROVIDE PEOPLES COMMUNITY BANK EMPLOYEES WITH UPDATED INFORMATION ON MERGER RELATED ISSUES. WE ARE PLEASED THAT WE CONTINUE TO RECEIVE QUESTIONS FROM OUR EMPLOYEES. THIS COMMUNICATION DOES NOT INCLUDE ALL THE QUESTIONS WE HAVE RECEIVED TO DATE. IT DOES INCLUDE THE QUESTIONS FOR WHICH WE HAVE ANSWERS AT THIS TIME. STAY TUNED -- THERE WILL BE MORE MERGER QUESTIONS & ANSWER ISSUES IN THE NEAR FUTURE WITH ANSWERS TO ADDITIONAL QUESTIONS!


--------------------------------------------------------------------------------
CLOSING DATE
--------------------------------------------------------------------------------

Q. CLOSING DATE -- THE PRESS RELEASE ANNOUNCING THE DEFINITIVE MERGER AGREEMENT STATED THE TRANSACTION IS EXPECTED TO CLOSE IN THE FIRST QUARTER OF 2008. WHAT DOES THIS MEAN IN TERMS OF MY EMPLOYMENT? CHANGE IN RETAIL OPERATIONS?

A. This means that there will be no change in your employment status or in the operations of PCB in 2007 and prior to the closing date in 2008. The transaction must receive regulatory and shareholder approvals, as well as meeting other customary closing conditions. The status of an employee's ongoing employment will be determined and communicated by the end of October.

Note: You will see reference to both a closing date and conversion date. The closing date is the day the merger is completed. The conversion date will follow later and is the date that PCB's systems will convert to the Integra platform.


--------------------------------------------------------------------------------
EMPLOYMENT OPPORTUNITIES
--------------------------------------------------------------------------------

Q. CONTINUED EMPLOYMENT - HOW WILL EMPLOYEES KNOW IF THEIR EMPLOYMENT WILL CONTINUE AFTER THE CLOSING DATE?

A. Integra has conducted "get to know you" meetings with Department/Branch Managers and the majority of our non-retail employees. These meetings achieved two objectives:

   - Increased Integra's knowledge about the operations of Peoples Community Bank, and
   - Provided Integra's management with the opportunity to learn more about the skills and background of our employees.

Integra plans to conduct follow-up meetings with every individual whose position will be impacted by the merger to discuss timing and benefits. These individual meetings will occur no later than October 31, 2007.

Q. CURRENT SALARY -- WILL EMPLOYEES' CURRENT SALARY/PAY RATE BE HONORED AFTER THE CLOSING AND CONVERSION?

A. It is not anticipated that current pay rates will decrease in general, although some specific individuals may experience changes in their job responsibilities and compensation.

Q. EMPLOYMENT SERVICE -- WILL INTEGRA RECOGNIZE THE SAME SERVICE DATE AS PCB?

A. Yes. Integra will use the same service date recognized by PCB for most purposes, including vacation entitlement and retirement plan vesting. For example, if you were hired by PCB through an acquisition, your original hire date prior to the merger with Integra will be recognized as your original hire date.

Q. PART-TIME EMPLOYMENT -- ARE THERE OPPORTUNITIES FOR PART-TIME EMPLOYMENT WITH INTEGRA BANK? WILL MY HOURS AND BENEFIT ELIGIBILITY REMAIN THE SAME?

A. Integra utilizes part-time employees and provides benefits to those who work a minimum of 20-hours per week. Additional information regarding Integra's benefits will be provided in the near future.


--------------------------------------------------------------------------------
SEPARATION OF EMPLOYMENT BENEFITS
--------------------------------------------------------------------------------

Q. SEVERANCE PAY -- WILL SEVERANCE PAY BE PAID TO EMPLOYEES WHO WILL NOT REMAIN WITH INTEGRA?

A. Yes. Severance benefits will be provided to PCB employees whose positions will be eliminated and are dependent upon the employee working satisfactorily through his/her separation date. Integra expects to meet individually with every impacted employee to communicate details regarding separation date and severance by October 31, 2007.

Q. SEVERANCE PAY -- IF A PCB EMPLOYEE WHOSE POSITION IS NOT BEING ELIMINATED DECIDES TO RESIGN, WILL HE/SHE BE ELIGIBLE FOR SEVERANCE PAY?

A. An employee whose position is not being eliminated will not be eligible for severance pay, regardless of the reason for leaving.

Q. SEVERANCE PAY -- IS THERE A SITUATION WHERE AN EMPLOYEE WILL HAVE CONTINUED EMPLOYMENT WITH INTEGRA AND STILL BE ELIGIBLE FOR SEVERANCE PAY?

A. There may be a rare occurrence when the duties required of the employee could substantially change and is no longer a "like" position. This may be a position with significantly different job responsibilities, or a position at a reduced pay level, or a position which requires a significant relocation. If an employee chooses to leave under any of these conditions, then the employee may be eligible for severance pay.

Q. SEVERANCE PAY -- HOW WILL SEVERANCE PAY BE DETERMINED?

A. Severance pay terms will be communicated during individual meetings with PCB and Integra management.

Q. SEVERANCE PAY -- WILL PARTIAL YEARS OF SERVICE BE CONSIDERED IN DETERMINING SEVERANCE PAY?

A. Yes. Severance pay calculations will be based on actual time worked.


--------------------------------------------------------------------------------
HEALTH AND WELFARE BENEFITS
--------------------------------------------------------------------------------

Q. BENEFIT PLANS - WHAT TYPE OF BENEFITS DOES INTEGRA HAVE?

A. Like PCB, Integra offers competitive benefit programs for full-time and part-time employees, including medical, prescription, dental and vision; life and accidental death and dismemberment insurance; disability benefits; paid time off; 401(k) Retirement Plan; Employee Assistance Plan (EAP); Educational Assistance Program; and financial services/banking benefits. A brief summary of the Integra benefits can be found at the following internet site: http://www.integrabank.com/careers/benefits.html. Detailed information relating to these benefits will be shared with employees in the near future.


--------------------------------------------------------------------------------
RETIREMENT BENEFITS
--------------------------------------------------------------------------------

Q. 401(k) SAVINGS PLAN -- DOES INTEGRA HAVE A 401(k) PLAN, AND IF THEY DO, DO THEY HAVE ANY TYPE OF MATCH?

A. Yes, Integra does have a 401(k) Retirement Plan. In general, the Integra matching contribution is calculated the same as the matching contribution for the PCB Plan, and the vesting schedule is the same. Integra matches and fully vests 100% of the first 3% of pay saved under the Plan, and 50% of the next 2% of pay saved.

Q. EMPLOYEE STOCK OWNERSHIP PLAN -- DOES INTEGRA HAVE AN ESOP?

A. Integra does not have an ESOP.

Q. EMPLOYEE STOCK OWNERSHIP PLAN - WHAT HAPPENS TO THE PCB EMPLOYEE ESOP PROGRAM/STOCK?

A. The ESOP is a QUALIFIED RETIREMENT PLAN and will be terminated in compliance with IRS regulations. This typically takes 6-12 months. All employees who are participants in the Plan on the closing date will be 100% vested.

Q. EMPLOYEE STOCK OWNERSHIP PLAN -- CAN EMPLOYEES SELL THEIR VESTED SHARES OF PCB STOCK HELD IN THE ESOP?

A. At closing, each share of PCBI stock held in the ESOP will be automatically converted to 0.6175 shares of Integra common stock and $6.30 in cash. Once the ESOP is terminated and distributed, the Integra stock can be rolled over into an IRA (with taxes deferred) or distributed (subject to special tax rules). Participants should seek tax advice from a tax professional.

Q. PFSB PENSION BENEFITS - WILL THIS PLAN FOR FORMER PFSB EMPLOYEES CONTINUE, AND BE ADMINISTERED BY INTEGRA OR THEIR DESIGNATE? OR WILL IT BE TERMINATED?"

A. Integra will become the sponsor of the PFSB Pension Benefit Plan at closing and no other changes are anticipated at this time.

--------------------------------------------------------------------------------
OTHER BENEFITS
--------------------------------------------------------------------------------

Q. EDUCATIONAL ASSISTANCE PLAN -- HOW WILL THE CHANGE OF CONTROL AFFECT THE LOAN REPAYMENT OBLIGATIONS OF ACTIVE PCB EMPLOYEES?

A. There are several employment situations relating to obligations under this benefit:

   - ACTIVE EMPLOYEES WHOSE POSITIONS ARE ELIMINATED: The loan obligation may be "forgiven" if an employee's position is eliminated by Integra Bank AND the employee satisfactorily works through his/her requisite separation date.
   - ACTIVE EMPLOYEE WHOSE POSITION IS NOT ELIMINATED AND VOLUNTARILY RESIGNS:
     THE loan obligation will not be "forgiven" and must be repaid according to the PCB Education Assistance Program pay back schedule.
   - EMPLOYEE REMAINS EMPLOYED WITH INTEGRA BANK: The loan obligation will not be immediately "forgiven" if employee is provided a "like" position. The obligation will continue under the same pay back schedule as detailed in the PCB Educational Assistance Program.
   - EMPLOYMENT IS TERMINATED PRIOR TO THE CLOSING DATE: The loan obligation will not be "forgiven" if an employee's employment is terminated, voluntarily or involuntarily, prior to the closing date.

Under NO circumstances will the loan obligation be "forgiven" for employees who terminated their employment prior to the announcement of the merger.

Q. EDUCATIONAL ASSISTANCE PLAN -- ARE PCB EMPLOYEES WHO ARE PLANNING TO TAKE CLASSES IN FALL/WINTER OF 2007 ABLE TO TAKE ADVANTAGE OF THE EDUCATIONAL ASSISTANCE PLAN BENEFITS?

A. PCB will not accept new enrollees into the plan. Employees who were not enrolled in school at the time the merger was announced are not eligible to apply for new benefits. However, current students may apply for benefits as long as the course date begins prior to the closing date.

Q. EDUCATIONAL ASSISTANCE PLAN - DOES INTEGRA HAVE AN EDUCATION ASSISTANCE PLAN? IF YES, WHAT ARE THE BENEFITS?

A. Yes, Integra does have a tuition assistance program. Eligible employees may receive tuition reimbursement for approved courses that are job-related, and courses offered by the American Institute of Banking. More information about this benefit will be provided in the near future.

Q. PAID TIME OFF -- WHAT IS INTEGRA'S SCHEDULE FOR PAID TIME OFF? IF THE PAID TIME OFF BENEFITS I HAVE EARNED WITH PCB ARE GREATER THAN INTEGRA'S POLICY, WILL MY TIME OFF BENEFITS BE "GRANDFATHERED?"

A. Detailed information regarding Integra's benefits, including paid time off, will be provided in the near future. However, in no event will a PCB employee receive less paid time off than they currently receive.

Q. MORTGAGE LOAN BANKING BENEFITS -- FOR THOSE EMPLOYEES WHO HAVE MORTGAGE LOANS WITH PEOPLES COMMUNITY BANK, WILL "EMPLOYEE RATES" CHANGE AFTER THE MERGER? IS THE DECISION IMPACTED BY THEIR EMPLOYMENT STATUS WITH INTEGRA BANK?

A. The current mortgage rates for existing employees with mortgages prior to the closing of the merger will continue to be governed by the terms under which the are currently governed.

--------------------------------------------------------------------------------
STOCK
--------------------------------------------------------------------------------

PCBI STOCK -- THE PRESS RELEASE STATED THAT SHAREHOLDERS WILL HAVE EACH SHARE OF PCBI STOCK CONVERTED AND RECEIVE 0.6175 SHARES OF INTEGRA COMMON STOCK AND $6.30 IN CASH.

Q. ARE SHAREHOLDERS ABLE TO MAKE THE DECISION IF THEY WANT THEIR SHARES CONVERTED INTO STOCK OR CASH?

A. No. Shareholders cannot "pick and choose" how their stock is converted. All shares are exchanged in an identical manner, receiving both stock and cash.

Q. ARE THE STOCK AND CASH CONSIDERED TAXABLE INCOME?

A. The stock component of the consideration received is intended to be tax deferred until the stock in Integra is sold. The cash component will be taxable. Shareholders should consult with a tax professional for tax advice.

Q. CAN THE STOCK AND CASH RECEIVED BE ROLLED OVER INTO AN IRA ACCOUNT?

A. For PCBI stock held in the ESOP, once the ESOP is terminated and distributed, the account values may be rolled over into an IRA or distributed. All ESOP participants should consult with a tax professional for tax advice.


--------------------------------------------------------------------------------
COMPENSATION
--------------------------------------------------------------------------------

Q. 2008 SALARY INCREASES -- ARE SALARY INCREASES PLANNED FOR 1/2008?

A. Yes. The Merger Agreement allows for PCB to continue operating its business as planned. PCB has budgeted for salary increases for January 2008.

Q. 2007 BONUS PLAN -- WILL BONUSES BE PAID BY PCB IN 12/2007?

A. PCB developed a business plan for 2007 which included the accrual of a bonus pool at a rate of 10%, contingent upon PCB meeting key performance and financial goals, and subject to individual employee performance. At this time, it is planned that bonuses will be paid in December 2007. The bonus level for individual payouts has not been determined at this time and will be subject to individual employee performance.

For Retail Banking employees, the Retail Incentive Plan has been in place since January 2007, and quarterly bonuses have been paid to employees in the branches which have attained their goals. The fourth quarter bonus payment will be paid out in mid January 2008.

Q. INTEGRA COMPENSATION PLANS - DOES INTEGRA HAVE THE FOLLOWING:

   - BONUS AND INCENTIVE PLANS?
   - SALARY GRADES AND PAY RANGES? HOW DO OUR PAY RATES COMPARE TO THEIR
     AVERAGES?
   - OTHER INCENTIVES, SUCH AS A STOCK OPTION PLAN (SOP)?

A. Integra does have salary grades and pay ranges, though a comparison of programs has not yet been completed. Additional information regarding bonus and incentive plans will be provided at a later date.

Q. MRP -- UNDER THE PCB MANAGEMENT RECOGNITION PLAN (MRP), WILL THE ALLOCATIONS FULLY VEST AT THE TIME OF THE ACQUISITION? HOW WILL VESTED BENEFITS BE PAID OUT?

A. Yes. All employees who are participants in the MRP AND are employed on the closing date will be 100% vested. The participants in the MRP will receive the following consideration for each share of their PCBI stock: 0.6175 shares of Integra common stock and $6.30 in cash.

The MRP is not a qualified retirement plan and distributions cannot be rolled over. They will be treated as taxable income. Participants should seek tax advice from a tax professional.


--------------------------------------------------------------------------------
PERFORMANCE MANAGEMENT
--------------------------------------------------------------------------------

Q. PERFORMANCE REVIEWS -- WILL PCB DEVELOP AND DELIVER REVIEWS IN 2007?

A. The development and delivery of annual performance reviews has been a key business process for PCB. It is an important means for providing performance feedback to our employees. It also serves as a basis for determining the level of merit increase for salary changes and performance bonus payments. The development and delivery of annual performance reviews is also a time consuming process. Though we will be very busy in the 4th quarter of 2007 with operating our business and finalizing merger related activities, we DO plan to develop a modified/abbreviated performance review form for 2007.